

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

Paul Adler
Chief Financial Officer and President
Global Diversified Marketing Group Inc.
4042 Austin Boulevard, Suite B
Island Park, New York 11558

      Re: Global Diversified Marketing Group Inc.
          Registration Statement on Form S-1
          Filed April 27, 2021
          File No. 333-255532

Dear Mr. Adler:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Beverly Singleton at (202) 551-3328 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing